 Table of Contents

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Period from December 15 to 31,	Period from April 1 to December 14,	Three Months Ended March 31,	Year Ended December 31,
	2005	2005	2005	2004	2003	2002	2001
COMPUTATION OF EARNINGS
Income (loss) before taxes	(2.1)	51.0	18.5	87.9	75.6	83.9	84.5
Net interest expense	0.1	1.8	0.7	2.6	3.1	2.6	2.3
Interest portion of operating lease expense	2.9	3.5	5.7	19.4	27.2	13.5	40.6
Earnings	0.8	56.3	24.9	109.9	105.8	100.1	127.4

COMPUTATION OF FIXED CHARGES
Net interest expense	0.1	1.8	0.7	2.6	3.1	2.6	2.3
Capitalized interest	2.9	3.5	5.7	19.4	27.2	13.5	40.6
Fixed Charges	2.9	5.3	6.4	22.0	30.2	16.1	42.9

Ratio of Earnings to Fixed Charges	0.3 (1)	10.6	3.9	5.0	3.5	6.2	3.0

(1)	Due to the Company's loss in the period shown, the ratio coverage was less than 1:1. In order to achieve a ratio of 1:1, the Company would have to have generated additional pre-tax income of $2.1 million in the period from December 15 to December 31, 2005.